JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

October 21, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”);
File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 167

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on October 7, 2011 with respect to registration statement for the Class R6 Shares of JPMorgan Global Natural Resources Fund (“Global Natural Resources Fund”), and JPMorgan Multi-Sector Income Fund (“Multi-Sector Income Fund”) (collectively, the “Funds”). Our responses to your comments are set forth below. Except as indicated below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the 1933 Act, which will be automatically effective on October 26, 2011 pursuant to the Rule.

GLOBAL COMMENTS — ALL FUNDS

Fees and Expenses of the Fund

1.	Comment: Please verify that the expense limitation agreement referenced in footnote 2 to the fee tables will be in effect at least 12 months from the effective date of the registration statement.

Response: We hereby confirm that the expense limitation agreement will be in effect for at least 12 months from the effective date of the registration statement which will be reflected in the prospectuses filed pursuant to Rule 485(b).

FUND SPECIFIC COMMENTS — GLOBAL NATURAL RESOURCES FUND

Main Investment Strategies

2.	Comment: The prospectus provides as follows: “The natural resources sector includes companies directly or indirectly engaged in the exploration for, extraction of, development, refinement, production or marketing of natural resources and companies that provide related goods or services, as determined by the adviser.” Please revise the disclosure to reflect that these companies must be “primarily” engaged in these businesses to fall within the natural resources sectors for the 80% test

Response: We believe the current disclosure complies with the requirements of Rule 35d-1(a)(2) to adopt an 80% test to focus its investments in a particular type of investment or investments, in this case investments related to the global natural resources sector. The Adviser’s current processes are designed to ensure that only companies that are properly classified as companies in the natural resources sector are included in the 80% test. As indicated in our response filed on November 8, 2010 to the Staff’s comments on the initial registration statement for the Fund provided on September 29, 2010 (the “2010 Response Letter”), the Adviser uses the process outlined below to determine whether a company is in the “natural resources sector.” The use of the word “primarily” could be read to imply that the Adviser uses only a percentage test to determine whether a company is in the natural resources sector and does not appropriately reflect the process employed by the Adviser to verify that a company is in the natural resources sector.

“Companies are analyzed and reviewed periodically using a common standard to define their principal business activities. Revenues are a significant factor in determining principal business activity however, market perception, membership in specific indices, analyst reports, and other published literature are also important criteria used for classification purposes. Generally accepted industry classification service providers are used to assist the adviser in making its determinations. The adviser’s final determination uses judgment, experience and analytical knowledge.”

3.	Comment: The disclosure indicates that natural resources sector includes “companies that provide related goods or services, as determined by the adviser.” Disclose what “related goods or services” are for purposes of determining whether an investment is included in the 80% test. In addition, please disclose the percentage threshold for determining whether a good or service is “related” (e.g., 50% of sales related to natural resources). In addition, please describe how closely related the good or service has to be to be included in the natural resources sector to address the concern that the definition of natural resources sector may be too broad and include companies that are not suggested by the Fund’s name.

Response: We believe that the current disclosure complies with the requirements of Rule 35d-1 and identifies the types of investments suggested by the 80% test. The current disclosure reflects that the Adviser determines whether a company is in the natural resources sector rather than specifying a bright line or percentage of revenues test. As indicated in the 2010 Response Letter in connection with a similar comment from the Staff on the Global Natural Resources Fund’s initial registration statement, the Adviser uses the process outlined above in response to Comment 2 to identify companies that produce goods or services that are sufficiently related to “the exploration for, extraction of, development, refinement, production or marketing of natural resources” such that they should be included in the 80% test. Although the amount of revenues generated by a company is one of the factors considered by the Adviser in determining whether a company should be classified in the natural resources sector, the Adviser also considers other factors in determining the appropriate classification of a company. As a result, we do not believe that a percentage of revenues or other bright line test should be included in the definition of natural resources sector in the prospectus.

4.	Comment: The prospectus provides as follows: “Under normal circumstances, the Fund intends to invest at least 40% of its total assets in countries other than the United States.” Please revise the disclosure to provide that the Fund will invest in “a number of countries throughout the world” since the Fund has the word “Global” in its name.

Response: We believe that the current disclosure already conveys this concept and should not be revised. In this respect, the section entitled “Investment Process,” the prospectus states “In managing the Fund, the adviser will seek to diversify the Fund’s portfolio by investing in at least three different issuers in countries other than the United States.”

5.	Comment: Please clarify the disclosure to indicate that the reference to “energy sub-sectors” is limited to energy “derived from natural resources.”

Response: We believe the current disclosure already limits energy sub-sectors to companies “within the natural resources sector.” The disclosure provides as follows:

“Within the natural resources sector, the Fund anticipates that it will generally invest a significant portion of its assets in the gold & precious metals, base metals and energy sub-sectors.” (emphasis added)

The disclosure regarding what is included in the natural resources sector states that “The natural resources sector includes companies directly or indirectly engaged in the exploration for, extraction of, development, refinement, production or marketing of natural resources and companies that provide related goods or services, as determined by the adviser.” Therefore, we respectfully submit that it is clear that the energy sub-sector only includes energy companies that are in the natural resources sector.

6.	Comment: The disclosure says the Fund is non-diversified but the investment process section talks about how the adviser seeks to “diversify” the Fund’s portfolio. Please use a different word from “diversify” in the investment process to avoid confusion.

Response: The disclosure will be revised in the Fund’s next annual update which will take effect on or around February 29, 2012.

Main Risks

7.	Comment: Please change derivatives risk to be specific to the Fund as required by the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”).

Response: We believe that the disclosure appropriately identifies the main risks associated with the Fund’s use of derivatives and complies with the requirements of Form N-1A.

8.	Comment: Under “Investment Company and Pooled Investment Risk” disclose that: (1) ETCs are synthetic investments, (2) the Fund has no claim on underlying assets of an ETC, and (3) ETCs present counterparty risk.

Response: We note that the current disclosure already indicates that these types of investments may be subject to counterparty risk. In this respect, the current disclosure provides as follows: “Certain pooled investment vehicles do not have protections applicable to other types of investments under federal securities or commodities laws and may be subject to counterparty or credit risk.” We will add additional disclosure highlighting that ETCs are synthetic investments and that the Fund has no claim on the reference or underlying assets in the Fund’s next annual update.

Statement of Additional Information

9.	Comment: Fundamental investment restriction 6 indicates that the Global Natural Resources Fund may invest in commodities “to the extent permitted by applicable law.” Please add narrative disclosure to the SAI about what is permitted by applicable law.

Response: As per the instructions of Item 16(c) of Form N-1A, the Global Natural Resources Fund’s Statement of Additional Information describes certain of the

Fund’s fundamental investment policies. In accordance with the requirements of the Form, the Fund states the maximum percentage of assets to be devoted to the applicable practices. The freedom reserved for certain fundamental policies is linked to the maximum permissible under applicable law. Such maximums, especially as applied to commodities in the current regulatory environment, are subject to change. We believe that the current disclosure fulfills the requirements set forth in the Form, and we do not believe that adding additional disclosure relating to legal limitations on investments in commodities would be helpful to investors.

With regard to applicable legal considerations, please note that current disclosure in the SAI already addresses problematic income under Subchapter M of the Internal Revenue Code, limitations on investments in illiquid securities and the treatment of the use of derivatives. To the extent that we believe in the future that additional detail would be helpful to investors, we intend to add such disclosure. In addition, to the extent that, in the future, a Fund engages in any direct investment in commodities, we intend to provide a description in the Fund’s registration statement of such strategy/practice if we feel that the addition of such disclosure will enhance shareholder understanding.

FUND SPECIFIC COMMENTS — MULTI-SECTOR INCOME FUND

Main Investment Strategies

10.	Comment: The name of the Fund suggests that it will invest in multiple sectors. However, the prospectus indicates that the Fund may “shift its allocations based on changing market conditions which may result in investing in a single or multiple markets and sectors.” (emphasis added). Please verify that the Fund will always be in at least two sectors as suggested by its name and revise the disclosure accordingly.

Response: The existing disclosure was designed to convey the opportunistic nature of the Fund and its ability to invest in different markets or sectors without limit. We hereby confirm that the Fund intends to invest in at least two sectors and will add clarifying disclosure to next year’s annual update which will take effect on July 1, 2012.

11.	Comment: The prospectus provides as follows: “The Fund may also invest in equity securities as a principal strategy.” Please disclose the types of equity securities that will be used as principal investment strategies and indicate whether there are any minimum capitalization requirements that apply to such equity securities. In addition, please specify the percentage that will be allocated to equity securities and how the amount of equity investments compares to debt investments.

Response: The types of equity securities that the Fund uses as principal strategy are specified later on in the “Risk/Return Summary” as follows:

“The Fund may also invest in convertible securities and preferred securities that the adviser believes will produce income or generate return.”

There are no minimum capitalization requirements that apply to equity investments and therefore, no additional disclosure is included. The “More About the Fund” section discloses the percentage that the Fund may invest in equity securities and discloses that ordinarily the Fund “will invest no more than 25% of its total assets in preferred shares, common stock, and convertible shares.” Although the Fund has flexibility to invest up to 25% of its assets in equity securities and may use convertible securities and preferred shares as a principal strategy, the Fund emphasizes debt securities and there were no equity securities held in the Fund’s portfolio as of the end of the Fund’s fiscal year. We believe the current disclosure in the prospectus is clear that the Fund emphasizes debt securities given the volume of strategy and risk disclosures devoted to debt securities.

12.	Comment: Please identify whether the Fund employs any maturity or duration strategies as a principal strategy of the Fund.

Response: The Fund is flexible and is not required to buy securities of a specific duration or maturity.

13.	Comment: The prospectus provides that the Fund “may” invest in mortgage pass-though securities and “may” enter into dollar rolls. Please confirm that the Fund uses these types of investments as a principal investment strategy.

Response: We confirm that these types of investments may be used as a principal strategy such that they should be included in the “Risk/Return Summary.”

14.	Comment: If the Fund has the ability to invest in equity securities, please consider whether small and mid capitalization company risk should be included in the “Risk Return Summary.”

Response: Small and mid capitalization company risks are not principal risks of the Fund and therefore are not included in the “Risk/Return Summary.”

In connection with your review of the Fund’s Post-Effective Amendment No. 167 filed by the Trust on August 23, 2011, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filing; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filing reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the

Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary